Exhibit 99.1

Claude Generates Third-Quarter Net Profit of $6.9 Million

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

Q3 and Year-to-date Highlights:

•	Record quarterly gold production of 20,614 ounces, nearly doubled (96% increase) from Q3 2013
•	Mill head grade of 8.88 grams per tonne for the quarter, a 68% increase from Q3 2013
•	Total cash cost per ounce of gold (1) of $735(2) (U.S. $675), a 20% decrease from Q3 2013
•	All in sustaining cost per ounce of gold (1) of $1,063 (U.S. $976), a 32% decrease from Q3 2013
•	Santoy Gap year to date production of over 28,000 tonnes at approximately 8.60 grams of gold per tonne
•	Debt reduction totaling $9.7 million during the first nine months of 2014
•	Increased gold production guidance to 61,000 to 64,000 ounces (previously 50,000 to 54,000 ounces)

SASKATOON, Nov. 3, 2014 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") today reported third-quarter net profit of $6.9 million ($0.04 per share), which compared to a net loss of $33.9 million ($0.19 per share) in the same period last year. The improvement in financial performance reflected a significant increase in gold production and sales volumes, improved ore grades and operational efficiencies that reduced our cost per ounce on both a cash and all in sustaining cost basis. Year-to-date net profit grew to $5.1 million ($0.03 per share), up from a net loss of $46.3 million ($0.26 per share) in the first nine months of 2013.

"Higher than budgeted grades from the L62 and Santoy Gap deposits resulted in a strong third quarter performance that exceeded the top end of our guidance," stated Mike Sylvestre, Interim President and Chief Executive Officer. "Our commitment in 2014 was to deliver consistent operating results while staying focused on improving margins. Strong production and improved cost performances over consecutive quarters has allowed us to reduce debt and increase our cash on hand. With a strengthened balance sheet, increased confidence in our production profile and strategies in place to manage gold price volatility, we are well positioned to continue delivering strong consecutive quarters."

Financial Review
Third-quarter gold revenue of $24.3 million was 62% higher than the $15.0 million reported in the third quarter of 2013. The increase was attributable to a 63% increase in gold sales volumes, which reached 17,578 ounces compared to 10,781 ounces in the same period last year. Year-to-date revenue of $64.7 million grew 40% from the first nine months of 2013, as a 46% increase in gold sales volume – 46,133 ounces compared to 31,614 ounces – more than offset a 4% decline in the average gold price realized.

With continued operational improvements, our total cash cost per ounce of gold (1) decreased by 20% for both the quarter and year to date – to $735 per ounce (U.S. $675) for the third quarter and $801 (U.S. $732) for the first nine months. The increase in production from mining more tonnes at higher grades decreased our all in sustaining cost per ounce of gold (1) by 32% for the quarter to $1,063 (U.S. $976) and by 35% for first nine months to $1,265 (U.S. $1,155).

Cash flow from operations before net changes in non-cash operating working capital (1) of $10.4 million, or $0.06 per share, was up significantly from the $4.3 million, or $0.02 per share, reported in the third quarter of 2013. Year to date, cash flow from operations before net changes in non-cash operating working capital (1) of $22.0 million, or $0.12 per share, more than doubled the $9.3 million or $0.05 per share reported during the comparable period and allowed us to reduce debt by $9.7 million through the first nine months of 2014.

	Q3	Q3	YTD	YTD
Highlights of Financial Results	2014	2013	2014	2013

Revenue	$24,323	$14,976	$64,665	$46,324
Production costs	$12,021	$9,909	$35,243	$31,581
Impairment charge	-	$45,187	-	$56,034
Gross profit (loss)	$6,796	($293)	$10,887	($960)
Net profit (loss)	$6,852	($33,871)	$5,068	($46,323)
Earnings (loss) per share (basic and diluted)	$0.04	($0.19)	$0.03	($0.26)

Average realized price per ounce	$1,384	$1,389	$1,402	$1,465
Average realized price per ounce ($U.S)	$1,270	$1,338	$1,281	$1,432
Total cash cost per ounce (1)	$735	$919	$801	$999
Total cash cost per ounce ($U.S.) (1)	$675	$885	$732	$976
All-in sustaining cost per ounce (1)	$1,063	$1,574	$1,265	$1,957
All-in sustaining cost per ounce ($U.S.) (1)	$976	$1,516	$1,156	$1,912

Operations Review
Record third-quarter gold production of 20,614 ounces was 96% more than was produced in the same period in 2013 – a product of higher-than-budgeted ore grades and increased mill throughput. The 74,930 tonnes fed to the mill was up 16% from last year as our Santoy Gap deposit ramped up ahead of schedule, which also contributed to a 68% improvement in ore grade, measured at 8.88 grams per tonne.

Year to date, the Company milled 219,046 tonnes at a grade of 7.53 grams per tonne for total gold production of 50,700 ounces. The key drivers of the 63% increase in production and 52% increase in grade over the first nine months of 2013 were positive reconciliation on tonnes, grade and ounces from the L62 deposit and the replacement of the lower margin Santoy 8 ore with higher margin Santoy Gap ore.

	Q3	Q3	YTD	YTD
Seabee Gold Operation Production Highlights	2014	2013	2014	2013

Tonnes milled	74,930	64,642	219,046	205,596
Head grade (grams per tonne)	8.88	5.30	7.53	4.94
Recovery (%)	96.4	95.8	95.6	95.2
Gold produced (ounces)	20,614	10,541	50,700	31,061
Gold sold (ounces)	17,578	10,781	46,133	31,614

Santoy Gap Update

Production ramp up at the Santoy Gap is well ahead of schedule and is expected to be the main contributor of tonnes and ounces from the Santoy Mine Complex for the remainder of 2014. To date, the Santoy Gap deposit has produced over 28,000 tonnes at approximately 8.60 grams per tonne which is significantly higher than the current Mineral Reserve grade of 6.40 grams per tonne. Santoy Gap production during the fourth quarter is expected to be 250 to 350 tonnes per day. The increase in tonnes mined from Santoy Gap is expected to have a positive impact on margins going forward.

The Company continues to achieve excellent results from its 27,000-metre infill drilling program. The program is intended to better define the Santoy Gap resource and support mine plan optimization. Results from the program, which include an intersection of 26.77 grams of gold per tonne over 8.7 metres true width, have demonstrated that all three structures that are hosted within the Santoy Gap continue to show significant grades and widths.

Outlook
Based on our improved operating performance, the Company has increased its total 2014 gold production forecast at the Seabee Gold Operation to 61,000-64,000 ounces (previously 50,000-54,000 ounces). During the fourth quarter, gold production from L62 deposit will be reduced while throughput from Santoy Gap deposit is expected to increase. Based on year to date performance and the addition of higher-margin tonnes from Santoy Gap, the Company has revised our unit cash cost target for 2014 to be approximately 20% lower than 2013's unit cash cost of $983 per ounce.

"The strong performance of the past two quarters is a measure of the fundamental improvements in our operations and the higher-quality ore bodies we are now mining," said Sylvestre. "We believe we can continue to build on these results and deliver greater value to our shareholders."

Conference Call and Webcast

We invite you to join our Conference Call and Webcast today at 11:00 AM Eastern Time.

To participate in the conference call please dial 1-647-427-7450 or 1-888-231-8191.  A replay of the conference call will be available until November 10, 2014 by calling 1-855-859-2056 and entering the password 21337581.

To view and listen to the webcast please use the following URL in your web browser: http://www.newswire.ca/en/webcast/detail/1427494/1585874

A copy of Claude's 2014 Q3 Management's Discussion & Analysis, Financial Statements and Notes thereto (unaudited) can be viewed at www.clauderesources.com.  Further information relating to Claude Resources Inc. has been filed on SEDAR and may be viewed at www.sedar.com.

Claude Resources Inc. is a public gold exploration and mining company based in Saskatoon, Saskatchewan, with an asset base located entirely in Canada. Its shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

Footnotes

(1)	See description and reconciliation of non-IFRS financial measures in the "Non-IFRS Financial Measures and Reconciliations" section in the Company's 2014 Q3 MD&A available on the Company's website at www.clauderesources.com or on www.sedar.com.
(2)	All dollar amounts are in Canadian dollars unless stated otherwise.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information: Mike Sylvestre, Chair, Interim President & CEO, Phone: (306) 668-7505 or Marc Lepage, Manager, Investor Relations, Phone: (306) 668-7505, Email: ir@clauderesources.com, Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 07:30e 03-NOV-14